As filed with the U.S. Securities and Exchange Commission on March 19, 2026.

Registration No. 333-291040

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 4

To

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CGL LOGISTICS HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	4731	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Unit 1805, 18F, Tower 1, Ever Gain Plaza,

88 Container Port Road

Kwai Chung, New Territories, Hong Kong

Telephone: +852 2136 6013

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 E. 42nd Street, 18th Floor

New York, New York 10168

Telephone: (800) 221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Henry F. Schlueter, Esq. Celia Velletri, Esq. Schlueter & Associates, P.C. 5655 South Yosemite Street, Suite 350 Greenwood village, CO 80111 Telephone: (303) 292-3883	David D. Danovitch, Esq. Aaron M. Schleicher, Esq Sullivan & Worchester LLP 1251 Avenue of the Americas 19th Floor New York, NY 10020 Telephone: (212) 660-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box, and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box, and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The term new or revised financial accounting standard refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed or supplemented. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Subject to Completion, dated March 19, 2026

PRELIMINARY PROSPECTUS

CGL Logistics Holdings Limited

3,750,000 Ordinary Shares

This is an initial public offering of our ordinary shares, US$0.0001 par value per share (the “Ordinary Shares”). We are offering, on a firm commitment basis, 3,750,000 Ordinary Shares. The initial public offering price of the Ordinary Shares is assumed to be US$4.00 per Ordinary Share.

Prior to this offering, there has been no public market for our Ordinary Shares. We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “CGL”. This offering is contingent upon the listing of our Ordinary Shares on the Nasdaq Capital Market or another national securities exchange. There can be no assurance that we will be successful in listing our Ordinary Shares on the Nasdaq Capital Market or another national securities exchange.

Investing in our Ordinary Shares involves significant risks, including the risk of losing your entire investment. The risks could result in a material change in the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Our Ordinary Shares offered in this prospectus are shares of our Cayman Islands holding company, which has no material operations of its own, and not securities of our Operating Subsidiaries established in China and Hong Kong through which we conduct substantially all of our operations. We directly hold equity interests in our Operating Subsidiaries in China and Hong Kong, and we do not currently use a variable interest entity (“VIE”) structure. See “Risk Factors” beginning on page 28 to read about factors you should consider before buying our Ordinary Shares.

CGL Logistics Holdings Limited is a holding company incorporated in the Cayman Islands (the “Company”) with no material operations of its own. As a holding company with no material operations of our own, we conduct our operations in Hong Kong through our subsidiary, China Global Lines Limited (“CGL”), incorporated in Hong Kong, and in the People’s Republic of China (“China” or the “PRC”) through our subsidiaries CGL Flying Fish Logistics (Beijing) Limited (“Flying Fish (BJ)”) and CGL Flying Fish Logistics (Shanghai) Ltd., (“Flying Fish (SH)”), both incorporated in the PRC (collectively, the “Operating Subsidiaries”). The Company and the Operating Subsidiaries may be collective referred to as the “Group”. The Ordinary Shares offered in this offering are shares of the Company, a Cayman Islands holding company, and not shares of the Operating Subsidiaries. Investors in this offering will not directly hold equity interests in the Operating Subsidiaries.

Since the Company’s business operations are conducted in China and Hong Kong through its Operating Subsidiaries, the Chinese government may exercise significant oversight and discretion over the conduct of our business in China and Hong Kong and may intervene in or influence our Operating Subsidiaries’ operations at any time, which could result in a material change in their operations and/or the value of our Ordinary Shares.

China and PRC shall refer to the People’s Republic of China, excluding for the purpose of this prospectus only the Hong Kong Special Administrative Region of the People’s Republic of China, the Macau Special Administrative Region of the People’s Republic of China and Taiwan.

We are an “Emerging Growth Company” and a “Foreign Private Issuer” under applicable U.S. federal securities laws and, as such, are eligible for reduced public company reporting requirements. Please see “Implications of Being an Emerging Growth Company” and “Implications of Being a Foreign Private Issuer” on page 25 of this prospectus for more information.

We are subject to legal and operational risks associated with having certain of our Operating Subsidiaries’ operations in China, including risks related to the legal, political and economic policies of the Chinese government, the relations between China and Hong Kong and China and the United States, or Chinese or United States regulations, which risks could result in a material change in our operations and/or cause our Ordinary Shares to significantly decline in value or become worthless and affect our ability to offer or continue to offer securities to investors. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We may be subject to these regulatory actions or statements. Although we have not engaged in any monopolistic behavior, our business does involve the collection of user data and may implicate cybersecurity reviews pursuant to the amended Cybersecurity Review Measures, which was promulgated by CAC and other relevant PRC governmental authorities on December 28, 2021 and took effect on February 15, 2022. We currently expect that these new regulations may have an impact on our Operating Subsidiaries or this offering. Furthermore, we cannot rule out the possibility that the PRC government will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations.

On February 17, 2023, with the approval of the State Council, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (“Trial Measures”), and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. Subsequent securities offerings of an issuer in the same overseas market where it has previously offered, and listed securities must be filed with the CSRC within three business days after the offering is completed. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

As of the date of this prospectus, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect to the listing of our Ordinary Shares. We have been advised by PacGate Law Office, our PRC counsel, that, in its opinion, the filing requirements under the Trial Measures do not apply to the Company since: (1) the majority of its senior management are not Chinese citizens or domiciled in China and (2) less than 50% of its operating revenue, total profit, total assets or net assets is accounted for by domestic companies.

However, there can be no assurance that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as us, or that the CSRC or any other PRC governmental authorities would not promulgate new rules or new interpretation of current rules (with retrospective effect) to require us to obtain CSRC or other PRC governmental approvals for this offering. If we inadvertently concluded that such approvals were or are not required, our ability to offer or continue to offer our Securities to investors could be significantly limited or completely hindered, which could cause the value of our Ordinary Shares to significantly decline or become worthless. We may also face sanctions by the CSRC, the Cyberspace Administration of China or other PRC regulatory agencies. These regulatory agencies may impose fines, penalties, limit our operations in China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our Securities. See “Risk Factors” beginning on page 28 of this prospectus for a discussion of these legal and operational risks and other information that should be considered before making a decision to purchase our Securities.

Although Hong Kong is a Special Administrative Region and a dependency of the PRC, it has enacted its own laws pertaining to data security and anti-monopoly concerns. Hong Kong enacted the Personal Data (Privacy) Ordinance (the “PDPO”) to ensure an adequate level of data protection to retain its status as an international trading center and to give effect to human rights treaty obligations. Moreover, Hong Kong has also enacted a similar piece of legislation regulating competition in the market (the “Competition Ordinance”). The Competition Ordinance prohibits: (i) anti-competitive agreements and concerted practices; and (ii) abuse of power with the object or effect of preventing, restricting or distorting competition in Hong Kong. If we were to be found in violation of either of these laws, our Hong Kong Operating Subsidiary’s operations may be restricted, and it may be required or elect to make changes to its operations in Hong Kong so as to be in accordance with the PDPO and/or the Competition Ordinance. Moreover, Hong Kong authorities may take other action against us, such as imposing taxes or other penalties, which could materially affect our financial results. Thus, our revenue and business operations in Hong Kong would be adversely affected.

In addition, the Holding Foreign Companies Accountable Act (the “HFCAA”), which prohibits foreign companies from listing their securities on U.S. exchanges if the company’s auditor has been unavailable for Public Company Accounting Oversight Board (United States) (“PCAOB”) inspection or investigation for three consecutive years, became law in December 2020. On December 16, 2021, the PCAOB issued a determination (the “Determination Report”) that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by authorities in those jurisdictions, and the PCAOB included in the Determination Report a list of the accounting firms that are headquartered in the PRC or Hong Kong. On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the previous 2021 Determination Report to the contrary. The U.S. Securities and Exchange Commission (the “SEC”) adopted final amendments to its rules to implement the HFCAA, which went into effect on January 20, 2022. As part of the SEC’s final rules, identified issuers will need to provide additional disclosures in subsequent filings that prove the issuer is not owned or controlled by a governmental authority in the foreign jurisdiction of the audit firm identified by the PCAOB in the Determination Report. In the event that it is later determined that the PCAOB is unable to inspect or investigate completely our auditor or our work papers because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the applicable stock exchange. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Our auditor, PKF Littlejohn LLP, the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess PKF Littlejohn LLP compliance with applicable professional standards. PKF Littlejohn LLP is headquartered in the England and Wales and has been inspected by the PCAOB on a regular basis, with the last inspection in October 2023. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the PCAOB Determinations.

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was enacted on December 29, 2022, and amended the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, consistent with the HFCAA. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, the AHFCAA was enacted, which amended the HFCAA by decreasing the number of non-inspection years from three years to two, thus reducing the time period before our Ordinary Shares may be prohibited from trading or delisted. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. See “Risk Factors — Risks Related to Doing Business in the People’s Republic of China and Hong Kong — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future, investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq Capital Market, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was enacted on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before the securities may be prohibited from trading or delisted.”

As a holding company, we will rely on dividends and other distributions on equity paid by our PRC or Hong Kong Operating Subsidiaries for our cash and financing requirements. If our PRC or Hong Kong Operating Subsidiaries incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. Moreover, to the extent cash is in our PRC or Hong Kong Operating Subsidiaries, there is a possibility that the funds may not be available to fund our operations or for other uses outside the PRC or Hong Kong due to interventions or the imposition of restrictions and limitations by the PRC or Hong Kong government on the ability to transfer cash. However, none of our Operating Subsidiaries have made any dividends or other distributions to our holding company as of the date of this prospectus. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us to our PRC or Hong Kong Operating Subsidiaries via capital contribution or shareholder loans, as the case may be. As of the date of this prospectus, we have not paid any dividends or made any distributions to U.S. investors.

As of the date of this prospectus, there have been no cash flows between our Cayman Islands holding company and any of our Subsidiaries or Operating Subsidiaries. Except for RMB 800,000 transferred from our PRC operating subsidiary, Flying Fish (SH), to our newly set up PRC operating subsidiary, Flying Fish (BJ) in September 2021, there has been no transfer of funds among our Subsidiaries for working capital purposes. The transfer of funds among companies is subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision), (the “Provisions on Private Lending Cases”), which was implemented on August 20, 2020, to regulate the financing activities between natural persons, legal persons, and unincorporated organizations. The provisions on Private Lending Cases do not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC Operating Subsidiaries’ ability to transfer cash between subsidiaries. We intend to conduct regular review and management of all of our Subsidiaries’ and Operating Subsidiaries’ cash transfers and report to our Board of Directors.

Upon completion of this offering, our issued and outstanding shares will consist of 18,750,000 Ordinary Shares, assuming the underwriters do not exercise their over-allotment option to purchase additional Ordinary Shares, or 19,312,500 Ordinary Shares, assuming the over-allotment option is exercised in full. As of the date of this prospectus, Fook Star International Holding Limited, a British Virgin Islands international business company (“Fook Star”) owns 100% of our Ordinary Shares. We will be a controlled company as defined under Nasdaq Listing Rule 5615(c) because, immediately after the completion of this offering, Byron Lee, our Controlling Shareholder, Chairman, executive director and Chief Executive Officer, through his ownership of 100% of the outstanding shares of Fook Star, will own 80% of our total issued and outstanding Ordinary Shares, representing 80% of the total voting power, assuming that the underwriters do not exercise their over-allotment option, or 77.67% of our total issued and outstanding Ordinary Shares, representing 77.67% of the total voting power, assuming that the over-allotment option is exercised in full.

Neither the United States Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share		Total(3)
Initial public offering price	US$	4.00	US$	15,000,000
Underwriting discounts and commissions(1)	US$	0.32	US$	1,200,000
Proceeds to the Company before expenses(2)	US$	3.68	US$	13,800,000

(1) We have agreed to pay the underwriters a discount equal to 8% of the gross proceeds of the offering. This table does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering we have agreed to pay the representative of the underwriters, Z2 Capital, LLC, a division of Alexander Capital, L.P. (“Z2 Capital” or the “Representative”), or reimbursement to the underwriters for certain expenses incurred relating to this offering. For a description of the other compensation to be received by the underwriters, see “Underwriting” beginning on page 152.

(2) Excludes fees and expenses payable to the underwriters and other expenses of this offering. The total amount of underwriters’ expenses related to this offering is set forth in the section entitled “Expenses Related to This Offering” on page 156.

(3) Assumes that the underwriters do not exercise any portion of their over-allotment option.

We have granted the underwriters an option, exercisable from time to time in whole or in part, to purchase up to 562,500 additional Ordinary Shares from us at the initial public offering price, less underwriting discounts, and commissions, within 45 days from the date of this prospectus to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts payable will be US$1,380,000, and the total proceeds to us, before expenses, will be US$15,870,000.

If we complete this offering, net proceeds will be delivered to us on the closing date.

We expect to deliver the Securities offered hereby against payment in New York, New York on or about [●] [●], 2026, subject to satisfaction of customary closing conditions.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

a division of Alexander Capital	REVERE SECURITIES LLC

The date of this prospectus is March [●], 2026.

EXPLANATORY NOTE

CGL Logistics Holdings Limited is filing this Amendment No. 4 to its registration statement on Form F-1 (File No. 333-291040) (the “Registration Statement”) as an exhibit-only filing solely to file Exhibits 1.1, 8.2, and 10.20 and to amend and restate the list of exhibits set forth in Item 8(a) of Part II of the Registration Statement. Accordingly, this amendment consists only of the facing page, this explanatory note, Item 8 of Part II of the Registration Statement, the signature page to the Registration Statement, and the filed exhibit. The remainder of the Registration Statement is unchanged and has therefore been omitted.

PART II

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits

EXHIBIT INDEX

Exhibit No.	Description of document
1.1*	Form of Underwriting Agreement
3.1***	Amended Memorandum and Articles of Association of the Registrant dated April 26, 2022
5.1**	Opinion of Appleby regarding the validity of securities being registered
8.1**	Opinion of Appleby regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2*	Opinion SH Wong & Co. regarding certain Hong Kong legal matters
8.3**	Opinion of PacGate Law Office regarding certain PRC legal matters
10.1***	Form of Directors’ Agreement
10.2***	Form of Indemnification Agreement
10.3***	Agency Agreement between Kristal and China Global Lines Limited
10.4***	Agency Agreement between Optimoto LLC and China Global Lines Limited
10.5***	Blocked Space Cargo Agreement between Silk Way West Airlines and China Global Lines Ltd.
10.6***	Employment Agreement between the Registrant and Mr. Lee Fook Chuen Byron
10.7***	Employment Agreement between the Registrant and Mr. Lee, Wing On Samson
10.8***	Employment Agreement between the Registrant and Mr. Sohrab Khan
10.9***	Employment Agreement between the Registrant and Mr. Jian Yibin
10.10***	Form of CSA Arrangement
10.11***	Financial Consulting Agreement – Fortuna Investment Holding Limited
10.12***	Lease Agreement – Guangzhou
10.13***	Lease Agreement - Hong Kong
10.14***	Lease Agreement – Ningbo
10.15***	Lease Agreement – Qingdao
10.16***	Lease Agreement – Shanghai
10.17***	Lease Agreement – Shenzhen
10.18***	Lease Agreement – Xiamen
10.19***	Lease Agreement – Beijing
10.20*	Lock-Up Agreements
14***	Form of Code of Ethics of the Registrant
21.1***	Form of List of Subsidiaries of the Registrant
23.1***	Consent of PKF Littlejohn LLP
23.2**	Consent of Appleby (included in Exhibit 5.1)
23.3***	Consent of Chan Sau Kuen Cathine
23.4***	Consent of Meyrick Ying Keung Wong
23.5***	Consent of Yee Shuen Wilson Wong
23.6***	Consent of Stave Horizon Initiative
23.7*	Consent of SH Wong & Co. (included in Exhibit 8.2)
23.8**	Consent of PacGate Law Office (included in Exhibit 8.3)
24.1***	Form of Power of Attorney (included on signature pages)
99.1***	Audit Committee Charter
99.2***	Nomination Committee Charter
99.3***	Compensation Committee Charter
107***	Filing Fees

* Filed herewith

**To be Filed

*** Previously Filed

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SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong on March 19, 2026.

CGL LOGISTICS HOLDINGS LIMITED

By:	/s/ Lee Fook Chuen Byron
Name:	LEE Fook Chuen Byron
Title:	Chief Executive Office and Executive Director (Principal Executive Officer)

We, the undersigned directors and executive officers of CGL Logistics Holdings Limited and its subsidiaries hereby severally constitute and appoint LEE Fook Chuen Byron, singly (with full power to act alone), our true and lawful attorney-in-fact and agent with full power of substitution and resubstitution in him for him and in his name, place and stead, and in any and all capacities, to sign this Registration Statement on Form F-1 and any and all amendments (including post-effective amendments) to this Registration Statement (or any other Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent, and him, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Date:	March 19, 2026	/s/ Lee Fook Chuen Byron
LEE Fook Chuen Byron, Chief Executive Officer), and Executive Director (Principal Executive Officer)

Date:	March 19, 2026	/s/ Jian Yibin
JIAN Yibin, Principal Accounting Officer/Chief Financial Officer, Executive Director (Principal Financial Officer)

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SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement or amendment thereto in New York, New York, United States of America on March 19, 2026.

AUTHORIZED U.S. REPRESENTATIVE

COGENCY GLOBAL, INC.

By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice President

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